EXHIBIT D-2

RECENT DEVELOPMENTS

The information in this section supplements the information about the State contained in the State’s Annual Report for 2024 on Form 18-K filed with the SEC on June 30, 2025 (as amended from time to time, the “Annual Report for 2024”). To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2024, the information in this section supersedes and replaces such information. In particular, certain GDP-based figures and other economic data in the Annual Report for 2024 have been updated herein to reflect new data that has become available which resulted in changes to prior calculations, and as such the amounts set forth herein may deviate from previously reported amounts. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report for 2024. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report for 2024 and any supplement thereto carefully. Unless otherwise specified, amounts in NIS or US$ are presented in current prices without adjustment for inflation. Figures in this section are as of January 6, 2026, except as otherwise indicated.

The War in Gaza and Other Related Military Conflicts

In October 2025, Israel and Hamas agreed to a U.S.-led ceasefire to the war in Gaza. Israel remains committed to the fulfillment of the twenty-point Comprehensive Plan to End the Gaza Conflict announced by U.S. President Donald Trump on September 29, 2025, which provided the framework upon which the ceasefire agreement was reached. Phase A of the ceasefire agreement has been implemented, during which Israeli forces withdrew to a designated line inside Gaza (the “Yellow Line”), and Hamas released all live hostages and most deceased hostages. Between October and December 2025, Hamas repeatedly violated the terms of the ceasefire, including by refusing to return the last deceased hostage, refusing to progress to the disarmament stage, and committing dozens of other violations, such as crossing the Yellow Line and opening fire at Israeli forces. Israel has responded to these violations. Negotiations are ongoing to initiate Phase B of the ceasefire agreement but there can be no assurance as to whether they will be successful.

In November 2025, Israel eliminated Hezbollah’s Chief of Staff, Ali Tabtabai, in Beirut due to Hezbollah’s violations of the terms of its ceasefire with Israel and its efforts to rebuild its military power. Since the Assad regime in Syria was overthrown in December 2024 by jihadi groups, significant changes have taken place in Syria, prompting Israel to take military action to protect its security interests in the region. Israel’s actions are aimed at addressing emerging jihadi threats, protecting Syrian minorities and preserving its strategic position amidst growing instability in the region. Discussions and negotiations regarding these matters are taking place among relevant stakeholders.

International Reaction

Throughout the recent conflicts, Israel received support from multiple allies, including the U.S., Germany and the UK, which was expressed through strong statements and in some cases, both direct and indirect financial assistance. However, Israel’s view is that international institutions have appeared less supportive in their approach towards Israel. The UN has repeatedly criticized Israel’s actions in Gaza, despite those actions being part of Israel’s efforts to defend itself following the horrific terrorist attack launched by Hamas on October 7, 2023. Additionally, UN Women has faced criticism for hesitancy in condemning Hamas’s sexual assaults both during the October 7th terrorist attack and subsequently on Israeli female hostages. Furthermore, Israel has faced legal challenges in international courts, although Israel maintains that it has adhered to international law during the conflict. On November 17, 2025, the UN Security Council endorsed the United States-backed Comprehensive Plan to End the Gaza Conflict, welcomed its establishment of the Board of Peace and authorized the Board and Member States working with it to establish a temporary International Stabilization Force in Gaza. On December 12, 2025, the UN General Assembly adopted a resolution stating that Israel, as an occupying power, must ensure the welfare of Gaza’s citizens, a position opposed by both Israel and the U.S. Despite perceived bias against Israel from some members of the international community, Israel has continued to engage with various international organizations, participate on multiple UN committees, and provide humanitarian aid to Gaza.

On December 29, 2023, South Africa instituted proceedings against Israel in the International Court of Justice (the “ICJ”), requesting that the ICJ rule that Israel was violating the Convention on the Prevention and Punishment of the Crime of Genocide in the war in Gaza. The ICJ issued provisional measures on January 26, 2024, March 28, 2024, and May 24, 2024, relating to Israel’s conduct in the war in Gaza and related reporting. The ICJ has not issued any substantive findings on the merits of the case, which remains pending, with Israel expected to file its response confidentially in March 2026. Israel maintains that it continues to act in full compliance with applicable law.

On November 21, 2024, the International Criminal Court seated in The Hague (the “ICC”) announced the issuance of arrest warrants against Prime Minister Benjamin Netanyahu and former Minister of Defense Yoav Gallant for war crimes and crimes against humanity. However, Israel is not a member of the ICC, and Israel’s position is that the arrest warrants were issued without any legal basis and in violation of its sovereignty and rights under international law and the ICC’s own statute. Israel has initiated several legal proceedings challenging the ICC’s decision, including on the basis of the ICC’s lack of jurisdiction, which remain pending. The effects of the ICC’s issuance of the warrants on Israel’s foreign relations (including whether they will be enforced by an ICC member state), if any, are not clear.

On June 10, 2025, Australia, Canada, New Zealand, Norway and the UK imposed sanctions (including asset freezes) on two Israeli Government Ministers, Minister for Finance and Additional Minister of Defense Bezalel Smotrich and Minister for National Security Itamar Ben-Gvir. These sanctions were stated as being applied to the ministers in their personal capacity. Though these sanctions remain ongoing as of the date hereof, no material impact is currently expected by Israel on the routine functioning of said ministers’ or related government bodies.

Economic Developments

Developments in the global economy often influence the Israeli economy, particularly with respect to Israel’s exports and the high-tech sector. In recent years, the Israeli economy has performed well in terms of macroeconomic and fiscal outcomes. In 2021, the economy recovered from the COVID-19 pandemic and GDP grew by 9.4%, largely as a result of the recovery in private consumption and the high levels of exports and investments in the economy. Israel’s GDP increased by 6.4% in 2022. In 2023, GDP grew by 2.1%. The more moderate growth in 2023 relative to 2022 and 2021 was driven by a slight decline in private consumption during the first three quarters of the year and by the effects of the war in Gaza in the last quarter of the year.

Overall, Israel’s GDP grew by 1.0% in 2024 compared to 2023, a significantly lower rate than those recorded in 2021, 2022 and 2023. This moderate growth was mainly due to the continuation of the war in Gaza. The budget deficit rose to 6.8% of GDP in 2024 and the general government debt-to-GDP ratio, or public debt-to-GDP ratio, for 2024 increased to 67.7%. The central government debt-to-GDP ratio for 2024 rose to 66.3%.

In the first quarter of 2025, GDP grew by 4.5% (annual rate, seasonally adjusted quarter on quarter). Gross capital formation recovered from the previous quarter and drove this GDP growth, despite low public consumption and a contraction in private consumption. In the second quarter of 2025, GDP decreased by 4.8% (annual rate, seasonally adjusted quarter on quarter), mainly driven by a slowdown in economic activity due to the effects of “Operation Rising Lion,” the 12-day armed conflict involving Iran, Israel, and the U.S. in June 2025. See “State of Israel—International Relations” in the Annual Report for 2024 for more information on Operation Rising Lion. However, in the third quarter of 2025, economic growth resumed as GDP grew by 11.0% (annual rate, seasonally adjusted quarter on quarter), primarily due to a surge in private consumption and investment after a decline in the previous quarter.

In December 2025, the Government approved the state budget proposal for fiscal year 2026 in the amount of NIS 662 billion. The 2026 budget must still complete the legislative process, which includes preliminary readings, committee review, and three approvals in the Knesset plenum, and remains subject to potential future amendments.

In November 2025, Standard & Poor’s Global Ratings affirmed Israel’s credit rating at A and changed Israel’s outlook from “Negative” to “Stable”, noting Israel’s resilience. In July 2025, Moody’s Investor Services affirmed Israel’s credit rating at Baa1 with a “Negative” outlook. In March 2025, Fitch Ratings affirmed Israel’s credit rating at A with a “Negative” outlook.

Balance of Payments and Foreign Trade

Israel had a current account surplus of 3.2% of GDP in 2024, which was the 22nd consecutive year in which a positive surplus in Israel’s current account was recorded. In the first quarter of 2025, the current account surplus amounted to 3.6% of GDP (on a seasonally adjusted basis). In the second quarter of 2025, the current account surplus amounted to 1.8% of GDP (on a seasonally adjusted basis). In the third quarter of 2025, the current account surplus amounted to 1.0% of GDP (on a seasonally adjusted basis). Israel’s net exports have grown significantly in recent years, although they declined from $13.5 billion in 2023 to $13.1 billion in 2024. By the end of the third quarter of 2025, the net exports surplus amounted to $5.7 billion (on a seasonally adjusted basis).

In 2024, 29.9% of Israel’s exported goods (excluding aircraft, ships and diamonds) were to the EU (the same rate as in 2023), 26.0% were to the United States (an increase from 24.0% in 2023), 20.3% were to Asia (a decrease from 20.5% in 2023) and 23.7% were to other markets (a decrease from 25.6% in 2023). By the end of November 2025, 28.9% of Israel’s 2025 year-to-date exported goods (excluding aircraft, ships and diamonds) were to the EU, 26.1% were to the United States, 22.0% were to Asia and 22.9% were to other markets.

In 2024, 34.5% of Israel’s imported goods (excluding aircraft, ships and diamonds) originated from the EU (an increase from 34.0% in 2023), 31.2% were from Asia (an increase from 27.1% in 2023), 10.0% were from the United States (an increase from 9.4% in 2023) and 24.3% were from other countries (a decrease from 29.5% in 2023). By the end of November 2025, 35.2% of Israel’s 2025 year-to-date imported goods (excluding aircraft, ships and diamonds) originated from the EU, 32.5% were from Asia, 9.7% were from the United States and 22.6% were from other countries.

From January 1, 2020 to December 31, 2024, the NIS/USD exchange rate averaged 3.48 NIS /USD, fluctuating between a high of 4.08 (recorded on October 27, 2023) and a low of 3.07 NIS/USD (recorded on November 17, 2021). The exchange rate as of December 31, 2025 stood at 3.1900 NIS/USD.

Foreign currency reserves at the Bank of Israel (“BoI”) at the end of 2024 stood at $214.6 billion, which was 41% of GDP. As of November 30, 2025, the BoI’s foreign currency reserves stood at $ 231.4 billion. The level of foreign currency reserves has been maintained above 25% of GDP since late 2009.

Recent U.S.-China trade dynamics have mostly had indirect effects on Israel, primarily as Israel continued to integrate into the global economy. On April 2, 2025, U.S. President Donald Trump signed an executive order imposing new tariffs on imports to the U.S. from almost all countries, including a 15% tariff on Israeli goods that became effective on August 7, 2025. In response, Israel accelerated efforts to negotiate a trade agreement with the U.S. while continuing to navigate the complex dynamics among global powers. The new tariffs potentially pose challenges for Israel’s economy and trade policies.

Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU.

Fiscal Policy

Budget proposals in Israel are constrained by two parameters. The first is a deficit ceiling that sets the target deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt-to-GDP target (50%) to the current debt-to-GDP ratio.

In 2020, the general government debt-to-GDP ratio, also referred to as the “public debt-to-GDP” (including local authorities’ debt), increased to 71.1% of GDP, significantly above the target set for that year. This increase was due to COVID-19-related expenditures and lower-than-expected revenues. In 2021, the deficit decreased to 4.4% of GDP, lower than the target, as state revenues exceeded expectations and COVID-19-related expenditures were lower than anticipated, resulting in a decline in the public debt-to-GDP ratio to 67.7%. In light of higher-than-expected revenues and lower-than-expected expenditures following the recovery from the COVID-19 pandemic, a cumulative budget surplus of approximately NIS 9.8 billion (0.6% of GDP) was recorded in 2022, leading to a reduction in the public debt-to-GDP ratio to 60.3%. Following war-related expenditures in the fourth quarter of 2023, the deficit rose to 4.1% of GDP in 2023, leading to an increase in the public debt-to-GDP ratio to 61.3%. In 2024, due to the continued effects of the war, the deficit rose to 6.8% of GDP, leading to an increase in the public debt-to-GDP ratio to 67.7%. For 2025, the deficit is initially estimated to be lower than the deficit ceiling of 5.2%, and the public debt-to-GDP ratio is initially estimated to have increased as compared to 2024.

Inflation and Monetary Policy

In November 2024, an inter-ministerial team was established to examine measures to increase competition in Israel’s retail banking sector, headed by the Ministry of Finance and the BoI. The team focused on removing restrictions and reducing barriers that prevent new retail banking competitors, including non-bank entities, from entering the banking system. These barriers include the structure of bank holdings and requirements for obtaining a bank license. The team also focused on maintaining banking system stability, protecting customers, and addressing conflicts of interest related to ownership structures.

On August 6, 2025, after completing its review, the inter-ministerial team published recommendations to increase competition in banking services. The main recommendations were to establish a gradual bank licensing framework to allow potential entrants to apply for a banking license, to permit small banks to adopt flexible business models and offer services beyond the previously permitted bank activities, and to impose more lenient regulatory requirements on smaller banks. The team also recommended allowing a financial holding company to control both an institutional entity and a bank, provided the bank’s assets are limited and conflicts of interest are prevented. Implementing these recommendations will require legislative amendments and changes to supervisory regulations.

The average annual inflation rate over the period from 2015 through 2024 was approximately 1.4%, which is within the Government’s target range of 1.0%-3.0%. The change in the Consumer Price Index (“CPI”) over that time reflects a rise in prices of commodities, housing and agricultural products in Israel. In 2020, the CPI decreased by an annual average of 0.6%. In 2021, the CPI increased by an annual average of 1.5%, which was within the BoI’s target range for the first time since 2013. In 2022, the CPI rose by an annual average of 4.4%, as inflation increased worldwide. In 2023, the CPI increased by an annual average of 4.2%. In 2024, the CPI rose by 3.1%, slightly above the BoI’s target range. By the end of November 2025, the CPI had increased by 2.4% compared to the end of November 2024.

In November 2025, the BoI lowered the interest rate by 0.25% to 4.25%, following a continued decline in Israel’s inflation rate amid recent geopolitical developments and the recovery of economic activity. The real interest rate (nominal interest rate less inflation expectations) averaged 0.1%, (1.8) %, (1.7) %, 1.8% and 1.7% in 2020, 2021, 2022, 2023 and 2024 respectively.

Prices in the housing market have declined steadily since February 2025. Housing prices for September 2025 and October 2025 decreased by 0.5% compared to prices for August 2025 and September 2025. Despite high interest rates, the number of new mortgages retained a slightly upward trend with new mortgages given in October 2025 amounting to approximately NIS 8.3 billion (seasonally adjusted) compared to new mortgages amounting to approximately NIS 9.5 billion (seasonally adjusted) given in November 2025. Additionally, the trend line has been on an upward trajectory since October 2023.

Labor Market

In 2023, the labor force participation rate stood at 63.5%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.4% as a result of the recovered demand for labor. The downward trend in unemployment continued into 2024, with the unemployment rate falling to 3.0%, although the previous upward trend in the participation rate was interrupted, as it declined to 62.7%. The inclusion of individuals missing work due to military service would increase the unemployment rate for 2024 by 1.1%. Furthermore, the inclusion of individuals missing work due to the effects of the war would increase the unemployment rate for 2024 by 0.8%. As of November 30, 2025, the unemployment rate stood at 3.1%, and the labor force participation rate stood at 61.1%.

Capital Markets

The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies with the highest market capitalization listed on the TASE, respectively. In 2024, the TA-35 and TA-125 indices increased by 28.4% and 28.6%, respectively, compared to increases in the S&P 500 of 23.3% and in the NASDAQ Composite of 28.6% over the same period. Between December 31, 2024 and December 31, 2025, the TA-35 and TA-125 increased by 51.6% and 51.0%, respectively, compared to increases in the S&P 500 and the NASDAQ Composite of 16.4% and 20.4%, respectively, over the same period.

Global Issuances

In recent years, Israel has been active in the global sovereign debt markets. Most recently, in February 2025, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate of $2.5 billion principal amount of 5.375% bonds due 2030 and an aggregate of $2.5 billion principal amount of 5.625% bonds due 2035. In March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate of $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate of $3.0 billion principal amount of 5.5% bonds due 2034 and an aggregate of $3.0 billion principal amount of 5.75% bonds due 2054. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2.0 billion principal amount of 4.5% bonds due 2033.

Green Bond Framework – Reporting

For each “Green Bond” issued by Israel, under its Green Bond Framework, Israel committed to publish on its website an annual allocation report until full allocation of the proceeds. In January 2024, Israel published its allocation report with respect to its $2 billion 4.5% green bonds due 2033 with full allocation of the proceeds. Israel most recently published an Impact Report on December 30, 2025, which provided an updated overview of the selected projects and demonstrated their environmental impact.

Political Situation

Israel’s most recent general elections were held on November 1, 2022. Following this election, President Isaac Herzog selected Benjamin Netanyahu to form a coalition government and on December 29, 2022, the Knesset voted in favor of the new coalition government led by Prime Minister Benjamin Netanyahu. The political parties that were members of the coalition at the time of its formation were: Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit and Noam. Following the October 7, 2023 attack by Hamas on Israel, leaders from opposition parties joined the government as part of an emergency unity government, which was in place until June 9, 2024, when the National Unity Party led by Benny Gantz resigned from the unity government. In September 2024, Knesset Member Gideon Sa’ar joined the coalition government and cabinet to support its actions during the war. Israel’s next parliamentary elections are currently scheduled for October 27, 2026, after which a new government is expected to be formed. If parliamentary elections in Israel were to take place sooner than the designated date in October 2026, economic and political stability in the country could be adversely affected.

Israel-United States Relations. The re-election of Donald Trump as U.S. president in 2024 was understood by Israel to have further solidified U.S.-Israel ties and promote pro-Israel policies and regional security cooperation. The U.S. actively participated in Operation Rising Lion and carried out aerial strikes on Iranian nuclear facilities in Fordow in June 2025. These attacks helped destroy key Iranian nuclear infrastructure and impeded Iran’s nuclear weapons development. Additionally, the U.S. was involved in mediating the ceasefire agreement with Hamas in October 2025, which enabled the release of all live hostages and most deceased hostages and the partial withdrawal of Israeli forces from the Gaza Strip. This ceasefire is expected to serve as a basis for further regional developments. Israel remains committed to the twenty-point Comprehensive Plan to End the Gaza Conflict announced by U.S. President Trump. However, U.S. support for Israel’s military activities in the Gaza Strip and elsewhere in the region have been the subject of increasing political controversy in the U.S.

Abraham Accords. In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached, and in September 2020 the Abraham Accords Peace Treaty was signed at the White House. The Abraham Accords officially established diplomatic relations between Israel and the UAE. This was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain (“Bahrain”), which was signed in a Joint Communique between Israel and Bahrain in November 2020. The war in Gaza has not diminished the importance Israel sees in the strategic partnerships it has developed with both the UAE and Bahrain. The UAE has played a leading role in providing humanitarian aid to Gaza in coordination with Israel. The UAE and Bahrain maintain strong and active relations with Israel and have both issued public statements condemning Hamas and called for the immediate release of Israeli hostages.

In December 2020, Israel and Morocco established full diplomatic relations. In January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum. Additionally, in November 2025, the U.S. and the Republic of Kazakhstan (“Kazakhstan”) announced Kazakhstan’s accession to the Abraham Accords. There have also been reports of an advancement in the negotiations toward an accord with other countries in the region. Israel views the creation of a wider middle eastern architecture, and the addition of more countries to the Abraham Accords, as positive and favorable. See “State of Israel - International Relations - Abraham Accords and Other Regional Developments” in the Annual Report for 2024 for details on the normalization of Israel’s relations with the UAE, Bahrain, Morocco and Sudan and the Abraham Accords Peace Treaty.

Israel-Turkey Relations. In August 2022, Israel and Turkey agreed to resume normal diplomatic relations and announced that the two countries would return their ambassadors after years without senior diplomatic representation. The decision to reinstate ambassadors was the culmination of a positive trend in the relations between the countries during 2022, which included President Isaac Herzog’s visit to Ankara, mutual visits of the foreign ministers in Jerusalem and Ankara, and visits by the Ministers of Commerce and Defense to Turkey.

Israel was the first country to deploy a search and rescue mission to Turkey following the devastating earthquake that hit southern Turkey in February 2023. The delegation was instrumental in rescuing 19 individuals from the rubble and assisted in providing humanitarian and medical assistance to the Turkish authorities on the ground.

Following the attack by Hamas on Israel and the commencement of the war in Gaza, in December 2023 Turkey recalled its ambassador in Israel for consultation and Israel did the same with its ambassador in Turkey. Additionally, in March 2024, Turkey announced sanctions on trade with Israel, significantly reducing economic exchange between the two countries. In November 2024, Turkish Prime Minister Recep Tayyip Erdoğan announced that Turkey had unilaterally halted diplomatic relations with Israel. By late 2025, trade restrictions between the two countries were in effect, along with stringent bans on indirect exports. However, Israel was able to replace imported goods from Turkey with goods imported from other markets. Tensions continue to escalate as both Israel and Turkey remain actively involved in Syria following the collapse of the Syrian government in December 2024.

Israel-Egypt Relations. During the war in Gaza, Egypt maintained diplomatic relations with Israel, while stressing its criticism of certain Israeli actions. Egypt expressed opposition to the IDF’s operations in Gaza and joined international condemnations of Israel following the military escalation, particularly during the operation in Rafah in May 2024. However, Egypt continued to maintain security and military coordination with Israel, especially on counterterrorism measures and measures intended to maintain regional stability.

On December 17, 2025, Israel approved a natural gas export deal with Egypt worth NIS 112 billion, which is the largest gas export deal in Israel’s history. The deal, which involves American and Israeli gas companies, allows Israel to continue serving as a significant exporter of gas to Egypt, further strengthening the economic ties between the two nations. Prime Minister Benjamin Netanyahu emphasized that the deal solidifies Israel’s position as a regional energy power and brings substantial economic benefits to Israel.

Israel-Ukraine Relations. Diplomatic relations between Israel and Ukraine continue to be stable. Israel is committed to the sovereignty and territorial integrity of Ukraine. In July 2025, Israel’s Minister of Foreign Affairs, Gideon Sa’ar, visited Kiev and expressed Israel’s support of Ukraine and the Ukrainian people. During the Russian-Ukrainian war, Israel has provided aid to Ukraine, including through the establishment of a field hospital and the provision of generators, food, water, winter supplies, mobile water purification systems and experts in post-trauma treatment and resilience.

Recent Developments in Relations with Certain other Countries. After the October 7, 2023 Hamas terrorist attack and the subsequent period of heightened military tensions, diplomatic relations between Israel and certain countries (including South Africa and Turkey, as described above) became more tense, with some countries such as Colombia and Chile choosing to withdraw their ambassadors to Israel. However, Israel’s diplomatic relations with other countries have since recovered or continued to expand. For example, Paraguay and Fiji opened embassies in Jerusalem, Israel opened new embassies in Moldova, Zambia and Estonia, Israel announced its plan to open an economic attaché office in Argentina, Israel and Bolivia announced the renewal of their diplomatic relations, and Israel announced plans to open three new embassies in 2026.

Loan Guarantee Program

On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program for Israel through September 2028. As of December 31, 2025, approximately $3.8 billion of guarantees remained available for use under the program. No guaranteed issuances were made under the program from the January 3, 2023 extension through the end of 2025. For additional information on the U.S. loan guarantee program, see “Public Debt - External Government Debt” in the Annual Report for 2024.